Exhibit 99.(h)(vii)(d)

WELLINGTON MANAGEMENT COMPANY, LLP

280 Congress Street

Boston, MA 02210

May 26, 2011

SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311-4992

Re:          Waiver of Portion of Subadvisory Fee in Connection with Investment in SunAmerica Global Trends Cayman Fund Ltd.

Dear Sir or Madam:

Reference is made to the Subadvisory Agreement by and between SunAmerica Asset Management Corp., a Delaware corporation (the “Adviser”), and Wellington Management Company, LLP, a Massachusetts limited liability partnership (“Wellington Management”), dated as of May 26, 2011 (as amended, restated or otherwise modified from time to time, the “Subadvisory Agreement”) with respect to the SunAmerica Global Trends Fund (the “Fund”), a series of SunAmerica Specialty Series, a Delaware statutory trust (the “Trust”).

Pursuant to the Subadvisory Agreement, the Adviser pays a monthly subadvisory fee to Wellington Management as soon as practicable after the end of each month, based upon the average daily net asset value of the Fund, during the preceding month, at the annual rate specified in such agreement (the “Fund Subadvisory Fee”), as further described therein.

The Fund intends to invest in SunAmerica Global Trends Cayman Fund Ltd., a Cayman Islands exempted company (the “Subsidiary”) in respect of which Wellington Management (i) provides subadvisory services and (ii) receives a subadvisory fee (the “Subsidiary Subadvisory Fee”) from the Adviser pursuant to a subadvisory agreement by and between the Adviser and Wellington Management dated as of             , 2011 (as amended, restated or otherwise modified from time to time, the “Subsidiary Agreement”).

In consideration of the Subsidiary Subadvisory Fee paid by the Adviser to Wellington Management, and for as long as the Subsidiary Agreement remains in effect, Wellington Management agrees to waive irrevocably all or any portion of the Fund Subadvisory Fee that would otherwise be paid by the Adviser to Wellington Management in any period in an amount equal to the amount of the Subsidiary Subadvisory Fee, if any, actually paid by the Adviser to Wellington Management under the Subsidiary Agreement during such period.

This letter and the rights and obligations of the parties hereunder will be governed by, and interpreted, construed and enforced in accordance with, the laws of the State of Delaware without regard to the choice of law or conflicts of law principles thereof that would result in the application of the law of any other jurisdiction.

[Signature Page Follows]

Please confirm your understanding of and agreement with the subject matter herein by returning an originally executed copy of this letter to the address first written above.

Very truly yours,

WELLINGTON MANAGEMENT COMPANY, LLP

By:
Name:
Title:

ACKNOWLEDGED AND AGREED

SUNAMERICA ASSET MANAGEMENT CORP.

By:
Name:
Title:

2